

April 27, 2012

Via E-mail
Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

> **Re:**   **Southwest Airlines Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2011**
> **File No. 001-07259**

Dear Ms. Wright:

We have reviewed your response letter dated April 16, 2012 and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Any failure of the Company to maintain the security, page 27

1. In response to prior comment 3, you disclose that you recognize that cyber risks and vulnerabilities continue to evolve and that developing and maintaining adequate security measures may present significant challenges not only for you, but also for third parties with which you do business. Accordingly, it appears that your business has been subject to cyber risks. If you have experienced attacks in the past, please expand your risk factor to state that.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

2. We note your response to prior comment 4. As a key component of your business strategy has been your low-cost structure which has historically been facilitated by the

Laura Wright
Southwest Airlines Co.
April 27, 2012
Page 2

use of a single aircraft, we believe you should disclose the information provided in your response in your next Form 10-K as well as provide updated information as management's plans for these aircraft evolves.

Critical Accounting Policies and Estimates, page 62
Frequent Flyer Accounting, page 66

3. We note your response to prior comment 6. Our comment was written with a view to the future regarding changes to the frequent flyer program. Please tell us and disclose how the new program is ultimately expected to differ from the old program in regards to the historical amount of liability that has been accrued. Also, explain how changes in the program (no blackout dates, etc.) will affect the assumptions used in estimating future liabilities.

Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Income, page 75

4. We note your response to prior comment 5. We continue to believe that providing a description of the main components of 'other operating expenses' in the notes to your financial statements would enhance an investor's understanding of this significant expense line item. Please revise as appropriate.

Aircraft and engine maintenance, page 80

5. We note your response to our prior comment 8. You state the amended contract established a minimum dollar amount that the Company will pay to GE over the remainder of the contract term in case the number of actual flight hours falls below a minimum threshold. You also state you expect to exceed the maximum number of shop visits allowed in the amended agreement. Therefore, please tell us your expectation with regard to the new minimum payment threshold; namely, whether payment of any such amounts is likely and, if so, the amounts expected to be paid and the basis for your conclusion as to likelihood.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Max Webb (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief